BB
3/4

[redacted]

10028300

2010
Estimated average burden

SEC FILE NUMBER
8-66705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities Inc. (formerly Prospect Securities, L.P.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13455 Noel Road, Suite 1710
(No. and Street)

Dallas	Texas	75025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tanya Massie (469)323-9012
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Payne & Smith, LLC
(Name - *if individual, state last, first, middle name*)

10711 Preston Road, Suite 110	Dallas	Texas	75230
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
107

CHECK ONE:

(X) Certified Public Accountant

( ) Public Accountant

( ) Account not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are required to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB
3/11

OATH OR AFFIRMATION

I, Tanya Massie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partners, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP, Asst Vice President
Title

Notary Public

KARLA ANN SHUPPERT
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
11-19-2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PAYNE & SMITH, LLC
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
NexBank Securities, Inc.

We have audited the accompanying statement balance sheet of NexBank Securities, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of NexBank Securities, Inc., at December 31, 2009, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Payne & Smith, LLC

January 19, 2010

10711 Preston Road • Suite 110 • Dallas, TX 75230 • 214 / 363-9927 • Fax 214 / 363-9980

NEXBANK SECURITIES, INC.

Balance Sheet

December 31, 2009

(In Thousands)

ASSETS		
Cash and cash equivalents	$	1,519
Receivables:		
Non-customers		33
Affiliates		8
		41
Furniture, equipment, and leasehold improvements, net		197
Other assets		55
Total assets	$	1,812
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued liabilities	$	1,114
Total liabilities		1,114
Stockholder's equity:		
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)		-
Additional paid-in capital		698
Retained earnings		-
Total stockholder's equity		698
Total liabilities and stockholder's equity	$	1,812

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2009

(In Thousands)

Revenue:	
Commissions	$ 19
Underwriting fees	43
Account supervision, investment advisory, and administrative services	3,714
Total revenue	3,776
Expenses:	
Compensation and benefits	2,679
Commissions	14
Regulatory fees	93
Other	1,070
Total expenses	3,856
Net loss	$ (80)

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balances, January 1, 2009	$ -	$ 1,940	$ 938	$ 2,878
Net loss	-	-	(80)	(80)
Distributions to shareholder	-	(1,242)	(858)	(2,100)
Balances, December 31, 2009	$ -	$ 698	$ -	$ 698

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2009

(In Thousands)

Cash flows from operating activities:		
Net loss	$	(80)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		119
(Increase) decrease in assets:		
Receivable from brokers and dealers		82
Receivable from affiliates		(8)
Other receivables		12
Other assets		6
(Decrease) increase in liabilities:		
Accrued liabilities		(2,627)
Payable to affiliates		(43)
Net cash used by operating activities		(2,539)
Cash flows from investing activities:		
Proceeds from sales of furniture, equipment, and leasehold improvements		2
Net cash provided by investing activities		2
Cash flows from financing activities:		
Distributions to shareholder		(2,100)
Net cash used in operating activities		(2,100)
Net decrease in cash and cash equivalents		(4,637)
Cash and cash equivalents:		
Beginning of year		6,156
End of year	$	1,519

See accompanying notes to financial statements.

1. **Organization and Nature of Business**

NexBank Securities, Inc., a Delaware limited partnership is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). Effective May 31, 2006, NCI purchased the existing partnership interests of Prospect Securities, L.P. from its partners (who are also the majority stockholders of NCI) for a purchase price of approximately $366,000, which represented the book value of the net assets at that date. Simultaneous with this transaction, the Company converted organizational forms from a limited partnership to an S Corporation and changed its name to NexBank Securities, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. **Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

The Company uses the indirect method to present cash flows from operating activities.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of furniture and equipment, the related gain or loss is included in income.

Recognition of Revenue

Marketing fees and interest income are accrued and recognized as they are earned. Commissions are recorded on the trade date.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholders. Consequently, no provision or liability for Federal income taxes has been reflected in the accompanying financial statements.

3. **Recent Accounting Pronouncements**

In July 2009, the Company adopted the FASB Accounting Standards Codification (ASC or Codification). The Codification was officially launched on July 1, 2009, and became the primary source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuance of new standards will be in the form of Accounting Standards Updates ("ASU") that will be included in the Codification. As the Codification is neither expected nor intended to change GAAP, the Company's adoption of the Codification did not have a material impact on the Company's financial statements.

In June 2009, the Company adopted new authoritative guidance under FASB ASC Topic 855 regarding subsequent events. This new guidance is based on the same principles that exist within the existing standards and, thus, formally establishes accounting standards for disclosing those events occurring after the balance sheet date but before the financial statements are issued or available to be issued. In particular, this guidance sets forth (1) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (3) disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The adoption of this new authoritative guidance did not have a material impact on the Company's financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards, ("SFAS") No. 166, *"Accounting for Transfers of Financial Assets"* ("SFAS 166"), which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. SFAS 166 amends FASB Statement No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"* ("SFAS 140"). Under FASB ASC 105-10-65-1-d, SFAS 166 will remain authoritative until integrated into the Codification. This Statement shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The recognition and measurement provisions of the Statement shall be applied to transfers that occur on or after the effective date. This Statement is not expected to have a material impact on the Company's financial statements.

In April 2009, new authoritative guidance under FASB ASC Topic 820, regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. FASB ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The adoption of the new authoritative guidance under FASB ASC Topic 820 did not have a material impact on the Company's financial statements.

Accounting Standards Update No. 2009-05 under FASB ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (1) the quoted price of the identical liability when traded as an asset, (2) quoted prices for similar liabilities or similar liabilities when traded as assets, or (3) another valuation technique that is consistent with the existing principles of FASB ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The new authoritative accounting guidance under FASB ASC Topic 820 will be effective for the Company's financial statements beginning October 1, 2009 and is not expected to have a material impact on the Company's financial statements.

In April 2009, new authoritative guidance was issued under FASB ASC Topic 320, regarding recognition and presentation of other-than-temporary impairments which amends the other-than-temporary impairment ("OTTI") guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to OTTI of equity securities. Declines in the fair value of debt securities below their amortized cost basis that are deemed to be other-than-temporarily impaired are recognized in earnings to the extent the impairment is related to credit losses. The amount of the OTTI related to other factors is recognized in other comprehensive income (loss), net of applicable taxes. The Company adopted the provisions of the new authoritative guidance during 2009. The adoption of this new authoritative guidance did not have a material impact on the Company's financial statements.

Effective January 2009, the Company adopted new authoritative guidance under FASB ASC Topic 350 regarding the useful life of intangible assets. This new authoritative guidance amends the list of factors that should be considered in developing renewal extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under superseded content. The adoption of this new authoritative guidance did not have a material impact on the Company's financial statements.

Effective January 2009, the Company adopted new authoritative guidance under FASB ASC Topic 260, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. It affects entities that accrue or pay nonforfeitable cash dividends on share-based payment awards during the awards' service periods. All prior-period earnings per share data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform to the provisions of this guidance. The adoption of this new authoritative guidance did not have a material impact on the Company's financial statements.

Effective January 2009, new authoritative guidance under FASB ASC Topic 805, which relates to business combinations became applicable to the Company's accounting for business combinations closing on or after January 1, 2009. This guidance applies to all transactions and other events in which one entity obtains control over one or more other businesses. This guidance requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. In April 2009, a further update in relation to accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which amends the previous guidance to require contingent assets acquired and liabilities assumed in a business combination to be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the measurement period. If fair value cannot be reasonably estimated during the measurement period, the contingent asset or liability would be recognized in accordance with FASB ASC Topic 450, which relates to contingencies. The adoption of this guidance would apply prospectively to any future business combinations.

4. **Related Party Transactions**

The Company derives the majority of its income on products and marketing it performs for and on behalf of Highland Capital Management, L.P. (HCMLP). HCMLP is an entity which is owned principally by the majority stockholders of NCI. Approximately $3,757,000 (99.5% of total revenue) was derived from transactions involving HCMLP and/or various other affiliated entities during 2009.

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company amounted to approximately $348,000, including rent allocation of approximately $185,000, as discussed in Note 8.

Total receivables from affiliates amounted to approximately $8,000 at December 31, 2009.

5. **Furniture, Equipment, and Leasehold Improvements**

The following is a summary of furniture, equipment, and leasehold improvements at December 31, 2009 (in thousands):

	Estimated Useful Life	Amount
Furniture and fixtures	5 to 7 years	$ 56
Computers and equipment	5 years	277
Leasehold improvements	5.5 years	251
		584
Less accumulated depreciation		(387)
Total		$ 197

Depreciation and amortization expense amounted to approximately $119,000 for the year ended December 31, 2009.

6. **Commitments, Guarantees and Contingent Liabilities**

In the normal course of its business, the Company indemnifies and guarantees its clearing agent against specified potential losses in connection with the clearing entity acting as an agent of, or providing services to, the Company. The Company does not perform trading activities on its own, but acts as an introducing broker to its clearing agent. As an introducing broker, any losses that occur would be primarily due to settlement risk (that is, the risk of counterparty failure between trade date and settlement date). The Company attempts to reduce its risk by qualifying and approving its counterparties. As such, the Company believes it is unlikely that it will be required to remit any material payments under the agreement with its clearing agent and, thus, has not recorded any contingent liability in the accompanying financial statements.

The Company is involved in legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

The Company leases its primary office facility under a non-cancelable lease agreement which expires December 31, 2011. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2010	$ 89
2011	89
	$ 178

Additionally, the Company is allocated rent expense from HCMLP for its out-of-state marketing facilities. Total rent expense incurred for the year ended December 31, 2009 amounted to approximately $289,000, of which approximately $185,000 was allocated from HCMLP.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

7. **Net Capital Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6.67% of total aggregate indebtedness.

At December 31, 2009, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $365,000 and $1,114,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 3.05 to 1.00. Total net capital was approximately $291,000 in excess of the minimum required net capital of approximately $74,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the audited computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2009.

8. **Customer Protection, Reserves and Custody of Securities**

The Company does not hold funds or securities. Accordingly and pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is not subjected to such provisions, which provide for the maintenance by the broker-dealer of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

9. **Fair Value**

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The Company had no assets or liabilities subject to fair value measurement either on a recurring or non-recurring basis at December 31, 2009.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2009

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:		
Total stockholder's equity	$	698
Less deduction for fidelity bond deductible > $5,000		70
Less non-allowable assets:		
Receivables from non-customers		3
Receivables from affiliates		8
Furniture, equipment, and leasehold improvements		197
Other assets		55
Net capital prior to haircuts on securities positions		365
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-3		365
Minimum net capital required		74
Excess net capital		291
Aggregate indebtedness:		
Accrued liabilities		1,114
Total aggregate indebtedness	$	1,114
Ratio of aggregate indebtedness to net capital		3.05

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(i).

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the audited computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2009.

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

December 31, 2009

PAYNE & SMITH, LLC
Certified Public Accountants

January 19, 2010

CONFIDENTIAL

To the Board of Directors of
NexBank Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of NexBank Securities, Inc. (Company) as of and for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by Rule 15c3-3.

10711 Preston Road • Suite 110 • Dallas, TX 75230 • 214 / 363-9927 • Fax 214 / 363-9980

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraphs and for verifying that the Company has established and maintained internal control and the practices and procedures referred to in the preceding paragraphs in its performance of duties associated with carrying customer cash balances and the custody of securities. In fulfilling these responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purposes described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and Stockholder, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Payne & Smith, LLC

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Accountants on Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

December 31, 2009

PAYNE & SMITH, LLC
Certified Public Accountants

To the Board of Directors of
NexBank Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by NexBank Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating NexBank Securities, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NexBank Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences (see Exhibit 1);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and supporting documentation, noting no differences (see Exhibit 1);
4. Provided the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the relating schedules and supporting documentation (see Exhibit 1);
5. Verified that no overpayment was applied to the current assessment with the Form SIPC-7T on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should be used by anyone other than those specified parties.

January 19, 2010

Payne & Smith, LLC

Exhibit 1

Reconciliation of Form SIPC-7T to
Statement of Operations

For the Year Ended December 31, 2009

(In Thousands)

ITEM NO.		
2b. Additions:		
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$	3,776
Less revenue for the three month period ended March 31, 2009 assessed separately		1,462
Total revenue subject to additional assessment for the period		2,314
General assessment (at the rate of.0025)		6
Less credit for amount paid with Form SIPC-6		2
Amount paid with Form SIPC-7T	$	4

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066705 FINRA DEC
NEXBANK SECURITIES INC
13455 NOEL RD STE 1710
DALLAS TX 75240-6817

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 5,786
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)	(1,560)
	Date Paid	
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	4,226
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,226
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,226
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NEXBANK SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP / ASST VP
(Title)

Dated the 25TH day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,314,398
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,314,398
2e. General Assessment @ .0025	$ 5,786

(to page 1 but not less than $150 minimum)

SIPC-6

(28-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
General Assessment Payment Form

SIPC-6

(28-REV 3/09)

For the first half of the fiscal year ending December 31, 2009

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066705 FINRA DEC 15*15
NEXBANK SECURITIES INC
13455 NOEL RD STE 1710
DALLAS TX 75240-6817

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tanya Massie 972-308-6717

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) — $ 1,560

1. Less payment of $150 made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) — (150)

4/24/2009
Date Paid

2. Assessment balance due — 1,410

B. Interest computed on late payment (see instruction E) for 33 days at 20% per annum — 26

C. Total assessment and interest due — $ 1,436

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) — $ 1,436

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 25th day of August, 2009

NexBank Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

This form and the assessment payment is due [illegible] fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending June 30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 624,098
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 624,098
2e. General Assessment @ .0025	$ 1,560

(to page 1 but not less than $150 minimum)

NEXBANK SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2009

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934